UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

FORM 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

MI 45-102 Resale of Securities

Reporting issuer

1. Name of reporting issuer: PEACE ARCH ENTERTAINMENT GROUP INC.

Selling security holder

2. Your name: CPC COMMUNICATIONS INC.

3. The offices or positions you hold in the reporting issuer: CEO & DIRECTOR

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own: 6,833,333 COMMON SHARES

Distribution

6. Number and class of securities you propose to sell: 2,833,000 COMMON SHARES

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name. TO SELL PRIVATELY AND/OR ON THE MARKET (TSX)

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date: May 15, 2007	CPC Communications Inc.
Your name (Selling security holder)

Signed “Gary Howsam”
Your signature (or if a company, the signature of your authorized signatory)

Gary Howsam
Name of your authorized signatory

INSTRUCTION:

File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information

The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form.

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission

4th Floor, 300 - 5th Avenue SW

Calgary, AB T2P 3C4

Attention: Information Officer

Telephone: (403) 297-6454

Facsimile: (403) 297-6156

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, B.C. V7Y 1L2

Attention: Manager, Financial and Insider Reporting

Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)

Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador

P.O. Box 8700

2nd Floor, West Block

Confederation Building

75 O'Leary Avenue

St. John's NFLD A1B 4J6

Attention: Director of Securities

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Department of Justice, Northwest Territories Legal Registries

P.O. Box 1320

1st Floor, 5009-49th Street

Yellowknife, NWT X1A 2L9

Attention: Director, Legal Registries

Telephone: (867) 873-7490

Facsimile: (867) 873-0243

Nova Scotia Securities Commission

2nd Floor, Joseph Howe Building

1690 Hollis Street

Halifax, NS B3J 3J9

Attention: Corporate Finance

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Department of Justice, Nunavut

Legal Registries Division

P.O. Box 1000 - Station 570

1st Floor, Brown Building

Iqaluit, NT X0A 0H0

Attention: Director, Legal Registries Division

Telephone: (867) 975-6190

Facsimile: (867) 975-6194

Ontario Securities Commission

Suite 1903, Box 55

20 Queen Street West

Toronto, ON M5H 3S8

Attention: Administrative Assistant to the Director of Corporate Finance

Telephone: (416) 593-8314

Facsimile: (416) 593-8177

Prince Edward Island Securities Office

Consumer, Corporate and Insurance Services Division

Office of the Attorney General

P.O. Box 2000

Charlottetown, PE C1A 7N8

Attention: Registrar of Securities

Telephone: (902) 368- 4550

Fax: (902) 368-5283

Saskatchewan Financial Services Commission

Securities Division

6th Floor, 1919 Saskatchewan Drive

Regina, SK S4P 3V7

Attention: Deputy Director, Legal

Telephone: (306) 787-5879

Facsimile: (306) 787-5899

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 15, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.